UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

A Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

NOTICE TO THE MARKET

ref. sharing of unexercised rights of first refusal

São Paulo, August 7, 2013. BANCO SANTANDER (BRASIL) S.A. (“Santander Brazil” or “Company”), further to the Notice to Shareholders released on July 4, 2013, hereby informs its shareholders and the market in general about the following:

On August 2, 2013, the period for exercise by shareholders of their right of first refusal to acquire shares of Zurich Santander Brasil Seguros e Previdência S.A. (formerly, Santander Seguros S.A.), a company enrolled in CNPJ/MF under No. 87.376.109/0001-06 (“Zurich Santander Seguros”), expired pursuant to and for the purposes of article 253, I of Law 6404/76.

The number of 8,477,574,090 shares of Zurich Santander Seguros were acquired, in the overall amount of R$ 1,422,144,089.85, representing 75.35% of the total capital stock of Zurich Santander Seguros.

The 2,773,600,861 shares not acquired through exercise of rights of first refusal will be apportioned ratably to the shares thus acquired.

The right to acquire shares relating to unexercised rights of first refusal may be exercised by the Company shareholders that made their respective reservations at the time of exercise of their rights of first refusal during the right of first refusal exercise period, on the following conditions:

1.         Acquisition Price: R$ 0.1677536612 per common share of Zurich Santander Seguros (“Share”).

2.         Method of Payment: Cash, upon acquisition, in Brazilian currency.

3.         Apportionment Ratio: 0.327169167919357 share per acquired Share.

4.         Period for Acquisition of Shares relating to Rights of First Refusal: From August 8, 2013 until (and including) August 12, 2013.

5.         Places of Exercise: The custodial agents of BM&FBOVESPA and the branches of Banco Santander (Brasil) S.A. in Brazil.

If shares remain unsubscribed after this first apportionment, the remaining portion may be subscribed for in a second apportionment, to be held after the completion of this first apportionment, ratably to the shares subscribed for during the first apportionment.

São Paulo, August 7, 2013.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 7, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer